UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------


                                  SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                             THINK PARTNERSHIP INC.
                             ----------------------
                                (Name of Issuer)


                   Common Stock, par value $.001 per share
                ------------------------------------------------
                         (Title of Class of Securities)


                                   88409N101
                           -------------------------
                                 (CUSIP Number)


                               December 31, 2007
                           -------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ X ] Rule 13d-1(b)

                                [ ]  Rule 13d-1(c)

                                [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 12 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13G

CUSIP No.: 88409N101                                       Page 2 of 12 Pages
------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).


       MAGNETAR FINANCIAL LLC
------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) [ ]
      (b) [ ]
------------------------------------------------------------------------------
3.    SEC Use Only
------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------
Number of           5.       Sole Voting Power           None
Shares              ----------------------------------------------------------
Beneficially        6.       Shared Voting Power         4,575,119 /1/
Owned by Each       ----------------------------------------------------------
Reporting           7.       Sole Dispositive Power      None
Person With         ----------------------------------------------------------
                    8.       Shared Dispositive Power    4,575,119 /1/
------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,575,119 /1/
------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      6.76% based on 67,646,350 shares outstanding as of November 1, 2007.
------------------------------------------------------------------------------
12.   Type of Reporting Person:

      IA; OO

/1/ In addition, the Reporting Person also owns certain warrants and convertible preferred shares to acquire Shares. The warrants and convertible preferred shares, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants and convertible preferred shares to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 4.99% of the Shares then issued and outstanding. See Item 4(a) herein.

                                  SCHEDULE 13G

CUSIP No.: 88409N101                                       Page 3 of 12 Pages
------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).


       MAGNETAR CAPITAL PARTNERS LP
------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) [ ]
      (b) [ ]
------------------------------------------------------------------------------
3.    SEC Use Only
------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------
Number of           5.       Sole Voting Power           None
Shares              ----------------------------------------------------------
Beneficially        6.       Shared Voting Power         6,623,481 /1/
Owned by Each       ----------------------------------------------------------
Reporting           7.       Sole Dispositive Power      None
Person With         ----------------------------------------------------------
                    8.       Shared Dispositive Power    6,623,481 /1/
------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      6,623,481 /1/
------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      9.79% based on 67,646,350 shares outstanding as of November 1, 2007.
------------------------------------------------------------------------------
12.   Type of Reporting Person:

      HC; OO

/1/ In addition, the Reporting Person also owns certain warrants and convertible preferred shares to acquire Shares. The warrants and convertible preferred shares, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants and convertible preferred shares to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 4.99% of the Shares then issued and outstanding. See Item 4(a) herein.

                                  SCHEDULE 13G

CUSIP No.: 88409N101                                       Page 4 of 12 Pages
------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).


      SUPERNOVA MANAGEMENT LLC
------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) [ ]
      (b) [ ]
------------------------------------------------------------------------------
3.    SEC Use Only
------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------
Number of           5.       Sole Voting Power           None
Shares              ----------------------------------------------------------
Beneficially        6.       Shared Voting Power         6,623,481 /1/
Owned by Each       ----------------------------------------------------------
Reporting           7.       Sole Dispositive Power      None
Person With         ----------------------------------------------------------
                    8.       Shared Dispositive Power    6,623,481 /1/
------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      6,623,481 /1/
------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      9.79% based on 67,646,350 shares outstanding as of November 1, 2007.
------------------------------------------------------------------------------
12.   Type of Reporting Person:

      HC; OO

/1/ In addition, the Reporting Person also owns certain warrants and convertible preferred shares to acquire Shares. The warrants and convertible preferred shares, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants and convertible preferred shares to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 4.99% of the Shares then issued and outstanding. See Item 4(a) herein.

                                  SCHEDULE 13G


CUSIP No.: 88409N101                                       Page 5 of 12 Pages
------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).


      ALEC N. LITOWITZ
------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) [ ]
      (b) [ ]
------------------------------------------------------------------------------
3.    SEC Use Only
------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------
Number of           5.       Sole Voting Power           None
Shares              ----------------------------------------------------------
Beneficially        6.       Shared Voting Power         6,623,481 /1/
Owned by Each       ----------------------------------------------------------
Reporting           7.       Sole Dispositive Power      None
Person With         ----------------------------------------------------------
                    8.       Shared Dispositive Power    6,623,481 /1/
------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      6,623,481 /1/
------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      9.79% based on 67,646,350 shares outstanding as of November 1, 2007.
------------------------------------------------------------------------------
12.   Type of Reporting Person:

      HC

/1/ In addition, the Reporting Person also owns certain warrants and convertible preferred shares to acquire Shares. The warrants and convertible preferred shares, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants and convertible preferred shares to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 4.99% of the Shares then issued and outstanding. See Item 4(a) herein.

                                                             Page 6 of 12 Pages


Item 1(a).  Name of Issuer:

            Think Partnership, Inc. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            15550 Lightwave Drive
            Clearwater FL 33760

Item 2(a).  Name of Person Filing

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)   Magnetar Financial LLC ("Magnetar Financial")

            ii)  Magnetar Capital Partners LP ("Magnetar Capital Partners");

            iii) Supernova Management LLC ("Supernova Management"); and

            iv)  Alec N. Litowitz ("Mr. Litowitz").

            This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"), certain managed accounts (the "Managed Accounts"), Magnetar SGR Fund, Ltd. and Magnetar SGR Fund, LP. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial and Magnetar Investment Management, LLC a Delaware limited liability company ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares, held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment adviser to the Managed Accounts, Magnetar SGR Fund, Ltd. and Magnetar SGR Fund, LP. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts, Magnetar SGR Fund, Ltd. and Magnetar SGR Fund, LP. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).  Citizenship:

            i)   Magnetar Financial is a Delaware limited liability company;

                                                             Page 7 of 12 Pages

            ii)  Magnetar  Capital  Partners is a Delaware limited partnership;

            iii) Supernova Management  is a Delaware limited liability company;
                 and

            iv)  Mr. Litowitz  is  a  citizen  of the United States of America.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.001 per share (the "Shares")

Item 2(e).  CUSIP Number:

            88409N101

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            (a) [ ] Broker  or  dealer  registered  under  Section  15  of  the
                    Exchange Act.
            (b) [ ] Bank  as  defined  in  Section 3(a)(6) of the Exchange Act.
            (c) [ ] Insurance  company  as  defined  in Section 3(a)(19) of the
                    Exchange Act.
            (d) [ ] Investment  company  registered  under  Section  8  of  the
                    Investment Company Act.
            (e) [X] An    investment    adviser   in   accordance   with   Rule
                    13d-1(b)(1)(ii)(E);
            (f) [ ] An  employee  benefit plan  or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
            (g) [ ] A  parent  holding  company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
            (h) [ ] A  savings  association  as  defined in Section 3(b) of the
                    Federal Deposit Insurance Act.
            (i) [ ] A  church plan  that is excluded from the  definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            (i) As of December 31, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 6,623,481 Shares. This amount consists of: (A) 4,575,119 Shares held for the account of Magnetar Capital Master Fund; (B) 5,303 Shares held for the account of Magnetar SGR Fund Ltd; (C) 119,323 Shares held for the account of Magnetar SGR Fund LP; and (D) 1,923,736 Shares held for the account of the Managed Accounts.

            (ii) As of December 31, 2007, Magnetar Financial may be deemed to be the beneficial owner of 4,575,119 Shares.

            In addition, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz warrants and convertible preferred shares held for the account of Magnetar Capital Master Fund. The warrants and convertible preferred shares contain a contractual provision blocking exercise of the warrants and convertible preferred shares when the holder beneficially owns more than 4.99% of the issued and outstanding Shares. Since the Reporting Persons currently beneficially own 9.79% of the Shares, the warrants and convertible preferred shares are not currently exercisable and thus, the Shares underlying the warrants and convertible preferred shares have not been included in the calculations of the Reporting Person's beneficial ownership of the Shares.

                                                           Page 8 of 12 Pages

Item 4(b)   Percent of Class:

            (i)  The  number  of  Shares  of  which  each of  Magnetar  Capital
Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 9.79% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were approximately 67,646,350 shares outstanding as of November 1, 2007).

            (ii) The number of Shares of which Magnetar Financial may be deemed to be the beneficial owner constitutes approximately 6.76% of the total number of Shares outstanding.

Item 4(c)   Number of Shares of which such person has:

Magnetar Financial:
-------------------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                     4,575,119 /1/

(iii) Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:        4,575,119 /1/


Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                     6,623,481 /1/

(iii) Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:        6,623,481 /1/

/1/ In addition, the Reporting Person also owns certain warrants and convertible preferred shares to acquire Shares. The warrants and convertible preferred shares, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants and convertible preferred shares to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 4.99% of the Shares then issued and outstanding. See Item 4(a) herein.


Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
            Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose

                                                           Page 9 of 12 Pages

of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                           Page 10 of 12 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008              MAGNETAR FINANCIAL LLC

                                     By: Magnetar Capital Partners LP
                                         As Sole Member

                                     By: /s/ Alec N. Litowitz
                                         -------------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager of Supernova Management
                                     LLC, as General Partner of Magnetar
                                     Capital Partners LP


Date: February 13, 2008              MAGNETAR CAPITAL PARTNERS LP


                                     By:  /s/ Alec N. Litowitz
                                         -------------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager of Supernova Management
                                     LLC, as General Partner of Magnetar
                                     Capital Partners LP

Date: February 13, 2008              SUPERNOVA MANAGEMENT LLC


                                     By:  /s/ Alec N. Litowitz
                                         -------------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager

Date: February 13, 2008              ALEC N. LITOWITZ


                                     /s/ Alec N. Litowitz
                                     -------------------------------

                                                           Page 11 of 12 Pages

                                  EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A.    Joint Filing Agreement, dated February 13, 2008 by and among
      Magnetar Financial LLC, Magnetar Capital Partners LP,
      Supernova Management LLC, and Alec N. Litowitz..............            12

                                                           Page 12 of 12 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

            The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Think Partnership, Inc. dated as of February 13, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: February 13, 2008              MAGNETAR FINANCIAL LLC

                                     By: Magnetar Capital Partners LP
                                         As Sole Member

                                     By: /s/ Alec N. Litowitz
                                         -------------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager of Supernova Management
                                     LLC, as General Partner of Magnetar
                                     Capital Partners LP


Date: February 13, 2008              MAGNETAR CAPITAL PARTNERS LP


                                     By:  /s/ Alec N. Litowitz
                                         -------------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager of Supernova Management
                                     LLC, as General Partner of Magnetar
                                     Capital Partners LP

Date: February 13, 2008              SUPERNOVA MANAGEMENT LLC


                                     By:  /s/ Alec N. Litowitz
                                         -------------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager

Date: February 13, 2008              ALEC N. LITOWITZ


                                     /s/ Alec N. Litowitz
                                     -------------------------------